Civilized Cycles, Inc. (the "Company") a New York Corporation

Financial Statements

For the fiscal year ended December 31, 2023

Endorsed by

13 March 2024

Zachary Schieffelin
Chief Executive Officer
Civilized Cycles, Inc.


Civilized Cycles, Inc.
Statement of Financial Position
As of December 31, 2023


	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$45,410.47
Accounts Receivable	$20,123.40
Other Current Assets	$202,231.88
Total Current Assets	$267,765.75
Fixed Assets	$14,204.00
Other Assets	$8,053.11
TOTAL ASSETS	$290,022.86
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	$99,706.51
Credit Cards	$8,397.95
Other Current Liabilities	$ -3,126.72
Total Current Liabilities	$104,977.74
Long-Term Liabilities	
Convertible notes	225,000.00
Due to OPCU - Van	-4.56
SAFE Agreements	2,489,585.38
Total Long-Term Liabilities	$2,714,580.82
Total Liabilities	$2,819,558.56
Equity	
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	0.00
Paid in Capital	30.00
Retained Earnings	-1,974,574.84
Net Income	-554,990.86
Total Equity	$ -2,529,535.70
TOTAL LIABILITIES AND EQUITY	$290,022.86


Unaudited


Civilized Cycles, Inc.
Income Statement
As of December 31, 2023

	TOTAL
Income	$47,446.30
Cost of Goods Sold	$15,726.84
GROSS PROFIT	$31,719.46
Expenses	$589,195.80
NET OPERATING INCOME	$ -557,476.34
Other Income	
Interest income	2,485.48
Total Other Income	**$2,485.48**
NET OTHER INCOME	$2,485.48
NET INCOME	$ -554,990.86

Unaudited

Civilized Cycles, Inc.
Statement of Cash Flows
As of December 31, 2023

	TOTAL
▾ OPERATING ACTIVITIES	
Net Income	-554,990.86
▸ Adjustments to reconcile Net Income to Net Cash provi…	**-30,086.70**
Net cash provided by operating activities	**$ -585,077.56**
▾ FINANCING ACTIVITIES	
Convertible notes	225,000.00
Due to OPCU - Van	-7,748.51
SAFE Agreements	104,585.38
Opening Balance Equity	0.00
Paid in Capital	7.50
Net cash provided by financing activities	**$321,844.37**
NET CASH INCREASE FOR PERIOD	**$ -263,233.19**
Cash at beginning of period	308,643.66
CASH AT END OF PERIOD	**$45,410.47**

Unaudited

Civilized Cycles, Inc.
Statement of Changes in Equity
As of December 31, 2023

	# of Shares Amount	$ Amount
Beginning Balance at 1/1/2023	10,250,000	-$1,974,574.84
Issuance of Common Stock	750,000	$7.50
Net Income (Loss)		-$534,616.31
Ending Balance 12/31/2023	11,000,000	-$2,509,183.65

Unaudited

Civilized Cycles Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

Civilized Cycles Inc. (the "Company") is a corporation organized under the laws of New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

Title	Civilized Cycles Incorporated GAAP Financial Report 2023
File name	Civilized Cycles ... Financial Report
Document ID	e62accee9c70ca3dd57be8abdda6cef20a23ae7d
Audit trail date format	MM / DD / YYYY
Status	● Signed

Document History



SENT

03 / 13 / 2024
15:18:52 UTC

Sent for signature to Zachary Schieffelin (zach@civilizedcycles.com) from marc@civilizedcycles.com
IP: 154.47.25.104



VIEWED

03 / 15 / 2024
13:10:17 UTC

Viewed by Zachary Schieffelin (zach@civilizedcycles.com)
IP: 66.103.244.64



SIGNED

03 / 15 / 2024
13:10:46 UTC

Signed by Zachary Schieffelin (zach@civilizedcycles.com)
IP: 66.103.244.64



COMPLETED

03 / 15 / 2024
13:10:46 UTC

The document has been completed.